FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC.
COMMISSION FILE NO. 001-10545

November 8, 2011

Dear Transatlantic stockholder,

Last week, Validus announced that it significantly increased its offer for Transatlantic.  Our increased offer is currently valued at $57.67 based on Validus’ closing share price on November 7, 2011.

Our increased offer is comprised of:

•                  1.5564 Validus common shares per Transatlantic share;

•                  $11.00 in cash per Transatlantic share, an increase of $3.00 per share from Validus’ initial offer, through a pre-closing dividend financed from new borrowings; and

•                  An additional $1.75 in cash per Transatlantic share through a pre-closing dividend funded from available cash on hand at Transatlantic, subject to the impact of additional Transatlantic share repurchases described below.

As the Transatlantic board continues to repurchase Transatlantic shares from selling stockholders, the Transatlantic board is causing the aggregate amount available for the initially offered $2.00 cash per share pre-closing dividend, which would be paid to all Transatlantic stockholders in the Validus transaction, to be reduced on a dollar-for-dollar basis.  Transatlantic’s share repurchases after October 31, 2011 through November 3, 2011 (based on publicly available information as of November 7, 2011), have already reduced the initially offered $2.00 additional dividend to $1.75.

Validus’ increased offer, including the full amount of the additional cash dividend of $1.75 per share, represented a 5.5%(1) premium to Transatlantic’s closing share price on November 7, 2011, and a 31.0%(2) premium to Transatlantic’s unaffected closing share price on June 10, 2011.  Given the compelling value that our increased offer would deliver to Transatlantic’s stockholders, we question the Transatlantic board’s motivations in rejecting our offer.

Future upside potential through significant equity interest, and large cash component

Validus’ cash-and-stock offer would provide you with a significant equity interest in the combined company, allowing you to share in the future upside potential of a larger and more attractively positioned business.  We would also be able to provide Transatlantic stockholders with a tax-free transaction for the Validus share consideration, if the Transatlantic board were to cooperate with us.

In addition, we believe that Validus’ increased offer clearly satisfies Transatlantic’s stated strategic objectives while a “go it alone” approach does not.

Validus offers compelling value and strong capital management

In a strong show of support for the transaction, the Validus board has approved an increase in the current Validus share repurchase authorization to an aggregate of $1.0 billion, contingent upon the consummation of the acquisition of Transatlantic.

Transatlantic stockholders, not the Transatlantic board, will decide the outcome

Despite months of deliberation, the Transatlantic board has still failed to maximize value for Transatlantic stockholders by entering into a premium transaction with Validus.  Given that Transatlantic’s board has rejected the compelling value of our increased offer, we believe that you, the owners of Transatlantic, should have the right to determine the future of your investment and obtain the value of our increased offer.  To that end, Validus is taking its offer directly to Transatlantic’s stockholders through its Consent Solicitation to replace the Transatlantic board with three highly qualified and independent director candidates.

We have also prepared an investor presentation, which provides additional detail on our increased offer and the path to completing the transaction. The presentation can be found at www.transactioninfo.com/validus or on the “Investor Relations” section of Validus’ website, located at www.validusholdings.com.  We encourage you to read the investor presentation.

We will soon be mailing to you our consent materials, including a BLUE consent card, which will contain important information as to why we believe you need to replace the Transatlantic board with our highly qualified and independent director candidates.

We look forward to communicating further with you in the near future with respect to our compelling increased offer.

Yours sincerely,

/s/ Edward J. Noonan

Edward J. Noonan
Chairman and Chief Executive Officer
Validus Holdings, Ltd.

Notes to Letter

(1)	Based on Transatlantic’s $54.68 closing share price on November 7, 2011, and Validus’ $28.86 closing share price on November 7, 2011.
(2)	Based on Transatlantic’s $44.01 closing share price on June 10, 2011, and Validus’ $28.86 closing share price on November 7, 2011.

All investor presentation materials can be found at www.transactioninfo.com/validus or on the “Investor Relations” section of Validus’ website, located at www.validusholdings.com.

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. and Talbot Holdings Ltd.  Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance.  Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Cautionary Note Regarding Forward-Looking Statements

This letter may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and

Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and the recent downgrade of U.S. securities by Standard & Poor’s and the possible effect on the value of securities in Validus’ and Transatlantic’s investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission.  Any forward-looking statements made in this letter are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition.  Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

The contents of any websites referenced in this letter are not incorporated by reference herein.

Additional Information about the Proposed Transaction and Where to Find It:

Validus has commenced an exchange offer to acquire all of the outstanding shares of common stock of Transatlantic.  This letter is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Validus with the Securities and Exchange Commission.  The Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission.  The Exchange Offer will be made only through the Exchange Offer Documents.  This letter is also not a substitute for the definitive consent solicitation statement that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic’s stockholders in connection with the consent solicitation.  Investors and security holders are urged to read the Exchange Offer Documents, the definitive consent solicitation statement and all other relevant documents that Validus has filed or may file with the Securities and Exchange Commission if and when they become available because they contain or will contain important information about the proposed transaction and the consent solicitation.  All such documents, if filed, will be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Participants in the Solicitation:

Validus, its directors and certain of its officers and Validus’ nominees to the Transatlantic board of directors may be deemed to be participants in any solicitation of Transatlantic stockholders in connection with the consent solicitation.  Information about the participants in the solicitation is available in the preliminary consent solicitation statement that Validus filed with the Securities and Exchange Commission in connection with the consent solicitation.  Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary consent solicitation statement.